EXHIBIT 99.6

Disclosure of Transactions in Own Shares

Paris, February 13, 2020 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 11, 2020 to February 12, 2020:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
11.02.2020	311,153	44.9938	13,999,971	XPAR
11.02.2020	—	—	—	CHIX
11.02.2020	—	—	—	TRQX
11.02.2020	—	—	—	BATE
12.02.2020	308,880	45.3250	13,999,984	XPAR
12.02.2020	—	—	—	CHIX
12.02.2020	—	—	—	TRQX
12.02.2020	—	—	—	BATE

Total	620,033	45.1588	27,999,955

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com